UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Earnings Release 2nd quarter 2026 (BRGAAP) https://www.santander.com.br/ri/en/ https://www.santander.com.br/ri/en/ Performance analysis 3 Strategy progress 4 Customer centricity 4 Executive summary 5 Income Statement and Balance Sheet Analysis 6 Managerial income statement 6 Net interest income 7 Fees 8 Result from loan losses and cost of risk 10 NPL Formation, write-off and renegotiated loan portfolio 11 Asset quality 12 Expenses 13 Other Operating Income and Expenses 14 Balance sheet 14 Loan portfolio 15 Funding 18 Capital 19 Reconciliation of accounting and managerial results 20 Second quarter 2026 Index 2nd quarter 2026 Earnings Release 2 2nd quarter 2026 Earnings release (BRGAAP) In2Q26,wecontinuedtomakeprogressinbuildinganincreasinglydiversifiedbusinessmodelsupportedbylong-termrelationshipswithourcustomers,increasingcustomerprimacy,furtherdiversifyingrevenues,andmaintainingdisciplineinbalancesheetandriskmanagementamidacreditenvironmentthatremainschallenging.Thequarterwasmarkedbythecontinuedgrowthofstrategicbusinesses,especiallyinConsumerFinanceandSMEsportfolios. Theexpandedloanportfoliogrew5.8%YoYand1.3%QoQ,endingtheperiodatR$714,769million.Inbothbasesofcomparison,growthinConsumerFinance,CorporateandSMEsstoodout.InIndividuals,cardsandmortgagesdeliveredsolidperformance,offsetbylowerexposuretothemass-marketsegment.Wemaintainedourdisciplineincapitalallocation,focusedonstrategicbusinesses,portfolioriskmanagementandprofitability. FundingfromclientsreachedR$688,514million,up3.7%QoQand6.9%YoY,maintainingourpursuitofamorebalancedmixbetweenIndividualsandCompanies,withIndividualsrepresenting51%ofthefundingmix,up4p.p.YoY. Intermsofresults,werecordedrecurringmanagerialnetprofitofR$3.0billioninthequarter,down20.4%QoQand17.6%YoY.RecurringROAEstoodat12.5%. TotalrevenuesamountedtoR$20.7billion,up0.4%YoYanddown2.7%QoQ.NetinterestincomereachedR$15.3billion,declining3.0%QoQand0.4%overtwelvemonths.InClientNII,thedeclineinbothbasesofcomparisonismainlyexplainedbythemixeffect,whichledtotighterspreadsduetolowerexposuretothemassincomesegment.InMarketNII,theimprovementbothinthequarterandonanannualbasisreflectsthematurationoftheportfolioandbetterperformancefrominflation-linkedsecurities. Feesincreased2.5%YoY,reflectingourfocusonrevenuediversification,withamorebalancedcontributionbetweencreditandservices,andremaininganimportantgrowthpillar.Highlightsincludecards,up10.5%YoY,“consórcios”,up23.8%YoY,insurance,up6.4%YoY,andsecuritiesbrokerageandplacement,up14.8%YoY.Onaquarterlybasis,feesdeclined1.9%,reflectinglowerrevenuesfromsecuritiesbrokerageandplacement,insuranceandcreditoperations,thelatterinlinewithgreaterselectivityincredit. TheresultfromloanlossestotaledR$7,654million,up20.6%QoQand11.5%YoY.Thisperformancereflectscertainone-offeffectsfromadditionalprovisionsforwholesalecasesandthereviewofwrite-offcriteria,inadditiontoacreditenvironmentthatremainschallenging,withimpactsconcentratedinspecificportfolios.Wecontinuetooperatewithprudenceanddisciplineinriskmanagement,whilebuildingaportfoliothatismoreresilienttomacroeconomiccycles. Expensesremainedunderstrictcontrol,down0.8%QoQandup2.6%YoY,belowinflationobservedduringtheperiod.Weremaincommittedtoefficientcostmanagementandtheintensiveuseoftechnologytosimplifyprocessesandmaximizeproductivity. Weremaincommittedtodeliveringsustainablelong-termresults,supportedbyasolidanddiversifiedbalancesheet,drivenbyourconstantpursuitofexcellenceincustomerexperience. Quarterly Highlights Client NII R$ 16.1 billion Market NII R$ -0.7billion Cost of risk 3.81% Efficiency ratio 39.3% Recurring ROAE 12.5% Funding from clients R$ 689billion Recurring Managerial net profit R$ 3.0 billion Expanded loan portfolio R$ 715 billion 2nd quarter 2026 Earnings Release 3 -20.4% QoQ-17.6% YoY +1.3% QoQ+5.8% YoY +3.7% QoQ+6.9% YoY -3.2% QoQ-0.4% YoY -7.0% QoQ-1.7% YoY +0.1 p.p. QoQ-0.1 p.p. YoY +1.5 p.p. QoQ+2.4 p.p. YoY -3.4 p.p. QoQ-3.8 p.p. YoY Technologicalevolutiontoserveourcustomerswhere,howandwhentheydesire Customer Centricity Integrated customer perspective Focus on the complete experience Wecontinuedtomakeprogresstowardbecomingtheprimarybankinourcustomers’lives.Ourcustomer-centricstrategycombinesscale,dataandtechnologytoexpandprimaryrelationships,increasesatisfactionandcapturegreatercustomervalue.In2Q26,ourbasereached76.2millioncustomers,up6%YoY,and34.4millionactivecustomers,up3%YoY,reinforcingthereachofourplatformandthepotentialtodeepenprimaryrelationships. Theevolutionofourbusinessmodelisorientedtowardsimpler,integratedandpersonalizedjourneys,withofferingsbetteralignedwitheachcustomer’sprofileandlifemoment.Wewillremainfocusedonthethreepillarsofprimacy:transactionality,creditandinvestments,toincreaseengagement,enhancethequalityofthebaseandsupporttheevolutionofprofitability. Weseekthecontinuousevolutionofourofferingsandcustomerservice,combininghumaninteractionwiththedigitalenvironmenttodeliverthebestexperienceacrossalltouchpointswiththebank. Hyper-personalizationremainsacentralleverofthestrategy,withinteractionsbasedoncustomerbehavior,lifemomentandcustomerneeds,increasingrelevance,interestandconversion.Wealsoacceleratedtheuseofartificialintelligenceinbusinessandcustomerjourneys,withsolutionsatglobalscalethatincreaseourabilitytoanticipateneeds,prioritizeopportunitiesandmakecriticalprocessesmoreagileandeffective. Indigitalchannels,wecontinuetomaketechnologicalprogress,withincreasinglysimpleandcomprehensivejourneys.Inassistedchannels,whichincludeourphysicalandremotechannels,ourservicemodelpositionsthebranchasaconveniencechannelandpartofthecompletemultichanneloffering. Oureffortsarereflectedincustomersatisfactioninrecentyears,demonstratingourcommitmenttodeliveringsolutionsthatmeetourcustomers’needswithexcellenceinserviceandexperience. Santander Rewards 2nd quarter 2026 Earnings Release 4 Santander Rewards Transforming relationships into recognition Inlinewithourcustomer-centricstrategy,SantanderRewardsstrengthensourvaluepropositionincardsbyrecognizingprimacy.Theprogramcombinesrelationship,pointsandexperiences,offeringthebestpoints-earningrateforeachcustomer’sprofileandencouragingagreaterpresenceofSantanderincustomers’dailylives. Executive summary (1) Excludes 100% of the goodwill balance (net of amortization), which amounted to R$ 1,746 million in June 2026 , R$ 1,773 million in March 2026 and R$ 1,949 million in June 2025 . (2) Efficiency Ratio: General Expenses over Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries . (3) Coverage ratio: stage 3 provision under stage 3 portfolio . (4) Including private securities and guarantees (mortgage receivables certificates - "CRI", agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, promissory notes, commercial papers, eurobonds and floating rates notes). (5) Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes - "LCA", Mortgage Credit Notes - "LCI", Financial Bills, Certificates of Structured Operations - "COE", and Secured Mortgage Notes - "LIG". (6) Number of shares representing the outstanding share capital, excluding treasury shares . (7) Jun/26: distribution of IoC in the amount of R$ 2,000 million, approved on April 10th, 2026; Mar/26: distribution of IoC in the amount of R$ 2,000 million, approved on January 9th, 2026; Jun/25: distribution of IoC in the amount of R$ 1,500 million, approved on April 10th, 2025. R$ million Results Accounting and managerial Results reconciliation 2nd quarter 2026 Earnings Release 2Q26 1Q26 2Q26 x 1Q26 2Q25 2Q26 x 2Q25 Recurring managerial net profit 3,014 3,788 -20.4% 3,659 -17.6% Performance indicators Recurring managerial return on average equity 1 - annualized 12.5% 16.0% -3.4 p.p. 16.4% -3.8 p.p. Recurring managerial return on average asset 1 - annualized 0.9% 1.2% -0.3 p.p. 1.2% -0.3 p.p. Efficiency ratio 2 39.3% 37.7% 1.5 p.p. 36.8% 2.4 p.p. NPL ratio (15 to 90 days) 3.3% 3.4% 0.0 p.p. 3.3% 0.0 p.p. NPL ratio (over 90 days) 3.3% 3.3% 0.0 p.p. 2.6% 0.7 p.p. Coverage ratio of stage 3 loan portfolio 3 65.0% 67.6% -2.6 p.p. 67.1% -2.1 p.p. Balance sheet Jun/26 Mar/26 Jun/26 x Mar/26 Jun/25 Jun/26 x Jun/25 Total assets 1,285,987 1,286,795 -0.1% 1,224,314 5.0% Total expanded loan portfolio 4 714,769 705,582 1.3% 675,523 5.8% Funding from clients 5 688,514 663,850 3.7% 643,827 6.9% Equity 98,210 97,523 0.7% 92,459 6.2% BIS ratio 15.3% 15.2% 0.2 p.p. 15.0% 0.3 p.p. CET1 ratio 11.2% 11.2% -0.1 p.p. 11.6% -0.4 p.p. Shares indicators 2Q26 1Q26 2Q26 x 1Q26 2Q25 2Q26 x 2Q25 Market cap (R$ million) 100,292 114,405 -12.3% 110,130 -8.9% Recurring managerial net profit per unit (R$) - annualized 3.22 4.05 -20.4% 3.92 -17.8% Accounting net profit per unit (R$) - annualized 2.85 3.98 -28.4% 3.85 -25.9% Total shares by the end of the period - million 6 7,488 7,487 - 7,471 17 Book value per unit (R$) 25.77 25.58 0.7% 24.23 6.3% IoC and dividends 7 (R$ million) 2,000 2,000 - 1,500 500 Other data Jun/26 Mar/26 Jun/26 x Mar/26 Jun/25 Jun/26 x Jun/25 Employees 47,327 49,107 (1,780) 53,918 (6,591) Stores 858 868 (10) 1,036 (178) Points of sale 731 754 (23) 910 (179) Own ATMs 5,693 5,788 (95) 6,699 (1,006) Shared ATMs 27,771 27,312 459 24,850 2,921 5 ROAE and recurring managerial net profit R$ million ROAE 3,659 4,009 4,086 3,788 3,014 16.4% 17.5% 17.6% 16.0% 12.5% 2Q25 3Q25 4Q25 1Q26 2Q26 Managerial Income Statement R$ million -3.8 p.p. -3.4 p.p. Results Accounting and managerial Results reconciliation 2Q26 1Q26 2Q26 x 1Q26 2Q25 2Q26 x 2Q25 Net interest income 15,341 15,812 -3.0% 15,396 -0.4% Client NII 16,058 16,584 -3.2% 16,127 -0.4% Market NII (718) (771) -7.0% (730) -1.7% Fees 5,334 5,435 -1.9% 5,204 2.5% Total revenue 20,675 21,248 -2.7% 20,600 0.4% Result from loan losses (7,654) (6,344) 20.6% (6,862) 11.5% Provision for loan Losses (8,260) (6,827) 21.0% (7,758) 6.5% Recovery of loans written-off as losses 607 483 25.7% 896 -32.3% General expenses (6,578) (6,633) -0.8% (6,412) 2.6% Personnel expenses (2,995) (3,050) -1.8% (3,033) -1.2% Administrative expenses (3,583) (3,583) 0.0% (3,379) 6.0% Tax expenses (1,453) (1,453) 0.0% (1,334) 8.9% Investments in affiliates and subsidiaries 70 89 -22.0% 80 -12.4% Other operating income/expenses (2,534) (2,300) 10.2% (1,928) 31.4% Operating income 2,525 4,607 -45.2% 4,144 -39.1% Non operating income 12 (25) n.a. 58 -79.7% Profit before tax 2,537 4,583 -44.6% 4,201 -39.6% Income tax and social contribution 584 (677) n.a. (429) n.a. Minority interest (107) (118) -8.9% (113) -4.9% Recurring managerial net profit 3,014 3,788 -20.4% 3,659 -17.6% Non-recurring labor provision (291) - n.a. - n.a. Managerial net profit 2,723 3,788 -28.1% 3,659 -25.6% Accounting net profit 2,667 3,725 -28.4% 3,593 -25.8% 2nd quarter 2026 Earnings Release 6 In the quarter, Client NII declined 3.2%, average volumes remained stable, as growth in strategic products and segments offset lower exposure to the mass -market segment . The reduction in this segment also pressured spreads . In the annual comparison, Client NII declined 0.4%, benefiting from volume growth but affected by spread compression, especially in the mass -market segment . We also had the effect of higher deferred fees with banking correspondents (expenses that are deducted from the NII) and the lower funding result due to the lower interest rate in the period, which also negatively affected spread. Excluding these effects, spread would have shown a smaller decline in the quarterly comparison (-0.30 p.p.). Market NII showed a recovery in the quarter, posting a loss of R$ 718 million, compared to a loss of R$ 771 million in the previous quarter, especially benefiting from portfolio maturation and higher accrual from inflation -linked securities . On an annual basis, there was a slight improvement due to portfolio maturation, partially offset by a lower treasury result . Evolution of net interest income Spread (p.a.) Market NII Client NII R$ million NII Net interest income reached R$ 15,341 million in 2Q26, down 3.0% in three months . Client NII totaled R$ 16,058 million, down 3.2% QoQ, mainly explained by the mix effect, with a lower share of the lowincome segment, while Market NII improved 7.0%. In the annual comparison, net interest income was broadly stable (-0.4%), reflecting the change in mix, with spread compression due to the reduction in exposure to the mass -market segment ; even so, we saw growth in average balances, especially in mortgages and cards, as well as an improvement in Market NII. (730) (1,348) (1,486) (771) (718) 16,127 16,556 16,818 16,584 16,058 15,396 15,208 15,332 15,812 15,341 10.55% 10.63% 10.46% 10.41% 10.03% -2.00% 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% (2,000) 3,000 8,000 13,000 18,000 23,000 28,000 2Q25 3Q25 4Q25 1Q26 2Q26 -0.53 p.p. -0.39 p.p. Net Interest Income R$ million Results Accounting and managerial Results reconciliation 2Q26 1Q26 2Q26 x 1Q26 2Q25 2Q26 x 2Q25 Client NII 16,058 16,584 -3.2% 16,127 -0.4% Product NII 15,115 15,472 -2.3% 15,181 -0.4% Volume 627,032 625,877 0.2% 599,342 4.6% Spread (p.a.) 10.03% 10.41% -0.39 p.p. 10.55% -0.53 p.p. Working capital 944 1,111 -15.1% 946 -0.3% Market NII (718) (771) -7.0% (730) -1.7% NII 15,341 15,812 -3.0% 15,396 -0.4% 2nd quarter 2026 Earnings Release 7 2.5% -1.9% Fees totaled R$ 5,334 million in 2Q26, down 1.9% in three months, mainly driven by (i) lower revenues from securities brokerage and placement, reflecting less favorable market conditions ; (ii) insurance, due to lower revenues from insurance products linked to credit lines, where we adopted a more selective approach; and (iii) credit operations, partially offset by higher revenues from cards and asset management . In the annual comparison, fees increased 2.5%, with growth in cards, asset management, insurance and securities brokerage and placement, partially offset by lower revenues from current accounts and other fees, mainly due to lower fees from services provided to third parties. Evolution of total fees R$ million R$ million Cards revenues R$ million Turnover and average spending 1 R$ billion Cards Cards revenues reached R$ 1,638 million in 2Q26, up 5.0% QoQ and 10.5% YoY, reflecting growth in credit card turnover, driven by higher transaction volumes and average spending . Our transactionality strategy continues to increase the profitability of the base, evidenced by the 49% growth in ARPAC over the past two years. 5,204 5,552 5,754 5,435 5,334 3,000 3,500 4,000 4,500 5,000 5,500 6,000 2Q25 3Q25 4Q25 1Q26 2Q26 74.2 76.4 82.1 74.7 76.1 25.4 24.8 26.9 22.8 24.0 99.6 101.2 109.1 97.5 100.1 100 105 114 108 112 (20) - 20 40 60 80 100 120 140 10.0 30.0 50.0 70.0 90.0 110.0 130.0 150.0 170.0 190.0 2Q25 3Q25 4Q25 1Q26 2Q26 Credit Debit Average spending (base 100) 1,483 1,568 1,680 1,560 1,638 500 700 900 1,100 1,300 1,500 1,700 1,900 2Q25 3Q25 4Q25 1Q26 2Q26 5,204 155 (114) 64 (10) 52 121 0 (138) 5,334 4,000 4,200 4,400 4,600 4,800 5,000 5,200 5,400 5,600 2Q25 Cards Current Account Insurance Fees Credit Operations Securities Brokerage and Placement Asset Management Collection Services Others 2Q26 (1) Credit Spending. Fee breakdown Fees R$ million Results Accounting and managerial Results reconciliation 2Q26 1Q26 2Q26 x 1Q26 2Q25 2Q26 x 2Q25 Cards 1,638 1,560 5.0% 1,483 10.5% Insurance fees 1,063 1,117 -4.8% 999 6.4% Current account 825 854 -3.5% 939 -12.2% Credit operations 443 483 -8.2% 454 -2.3% Asset management 581 525 10.8% 460 26.4% "Consórcios" 348 305 14.1% 281 23.8% Asset management and pension funds 234 220 6.2% 179 30.5% Securities brokerage and placement 406 477 -15.0% 353 14.8% Collection services 290 295 -2.0% 290 0.0% Others 88 124 -29.0% 227 -61.1% Total fees 5,334 5,435 -1.9% 5,204 2.5% 2nd quarter 2026 Earnings Release 8 179 193 257 220 234 281 291 288 305 348 460 484 547 525 581 2Q25 3Q25 4Q25 1Q26 2Q26 Asset Management "Consórcios" 939 892 889 854 825 47.7 48.5 49.4 50.2 50.9 (10.0) - 10.0 20.0 30.0 40.0 50.0 60.0 500 600 700 800 900 1,000 1,100 1,200 1,300 1,400 1,500 2Q25 3Q25 4Q25 1Q26 2Q26 Current Account Account holders (million) 353 426 408 477 406 2Q25 3Q25 4Q25 1Q26 2Q26 999 1,125 1,125 1,117 1,063 2Q25 3Q25 4Q25 1Q26 2Q26 Asset management revenues R$ million RevenuesfromsecuritiesbrokerageandplacementservicesreachedR$406millionintheperiod,down15.0%QoQrelatedtoalowernumberoftransactionsduetolessfavorablemarketconditions.Yearly,revenuesincreased14.8%. Securitiesbrokerageandplacement Securities brokerage and placement revenues R$ million CurrentaccountservicerevenuestotaledR$825millionin2Q26,down3.5%QoQand12.2%YoY.Weareprioritizingthecompletenessofcustomerrelationships,focusedontransactionalityandprimacy,withahighershareoffeewaivers,especiallyinIndividualsandSMEs. Currentaccount AssetmanagementrevenuestotaledR$581millionintheperiod,up10.8%QoQand26.4%YoY,drivenbybothfundsand“consórcio”products.Commercialacceleration,combinedwiththeexpansionoftheconsórcioofferingandaspecializedsalesforce,hascontributedtotheprogressof“consórcios”,whichgrew14.1%QoQand23.8%YoY. Current account revenues R$ million InsurancefeestotaledR$1,063millionin2Q26,down4.8%QoQ,reflectinglowerrevenuesfromcredit-linkedinsurance,influencedbygreaterselectivityinoriginationandthehighershareofnewvehiclesintheperiod.Intheannualcomparison,revenuesexpanded6.4%,reflectinggoodperformanceinnon-credit-linkedinsurance,withConsumerFinanceasanimportantleverforthisproduct. Insurance revenues R$ million Insurance CreditoperationsfeestotaledR$443millionin2Q26,down8.2%QoQand2.3%YoY,reflectinggreaterselectivityandloweroriginationofcreditproductsthatgeneratethesefees.CollectionandpaymentservicesrevenuestotaledR$290millionintheperiod,down2.0%inthreemonthsandstableYoY. CreditoperationsandCollectionsServices Assetmanagement Results Accounting and managerial Results reconciliation 2nd quarter 2026 Earnings Release 9 (896) (986) (664) (483) (607) 7,758 7,510 6,768 6,827 8,260 6,862 6,524 6,105 6,344 7,654 3.90% 3.86% 3.76% 3.73% 3.81% 3.00% 3.20% 3.40% 3.60% 3.80% 4.00% (1,000) 1,000 3,000 5,000 7,000 9,000 11,000 13,000 15,000 2Q25 3Q25 4Q25 1Q26 2Q26 Provision for loan losses increased 21.0% QoQ, remaining under pressure by the macroeconomic environment, characterized by high interest rates and elevated household indebtedness, which particularly affect the mass income segment, as well as impacts from specific wholesale cases . It is also worth noting the impact from the acceleration of provisions resulting from the change to the write-off rule. On an annual basis, provision for loan losses grew 6.5%, broadly in line with the growth of the loan portfolio . Revenue from recovery of loans written -off as losses totaled R$ 607 million in the quarter, with an increase of 25.7% QoQ and a decline of 32.3% YoY. We remain committed to operating with excellence, supported by the intensive use of technology and data, enabling a more timely and accurate understanding of our customers’ life moments . However, we have been more restrictive in recoveries, requiring a down payment in 100% of recovery agreements . The result from loan losses totaled R$ 7,654 million in 2Q26, up 20.6% QoQ and 11.5% YoY. The dynamic reflects a still challenging credit environment, with effects more concentrated in specific portfolios, including companies, agribusiness and the mass income segment, as well as certain one-off effects, such as the change in the write-off rule and some additional provisions for wholesale cases . The 12-month annualized cost of risk reached 3.81%, with a deterioration on a quarterly basis due to pressures in specific portfolios . On an annual basis, the indicator improved, supported by loan portfolio growth and active risk management . (1) 12M annualized cost of risk. Provision for loan losses Recovery of loans written-off as losses Cost of risk1 Result from loan losses and cost of risk R$ million Results Accounting and managerial Results reconciliation 2nd quarter 2026 Earnings Release 10 Attheendof2Q26,therenegotiatedloanportfoliototaledR$47.8billion,down4.6%QoQandup6.7%YoY.Thecoverageratioforthisportfolioclosedthequarterat43.3%,comparedto44.6%inthepreviousquarter.TherestructuredloanportfolioendedtheperiodatR$22.3billion,down5.5%QoQand2.6%YoY.Theratiobetweentherestructuredportfolioandrenegotiatedportfoliodecreased0.4p.p.QoQand4.4p.p.YoY. 6,766 6,915 6,676 7,186 7,022 0.99% 1.02% 0.97% 1.01% 1.00% 2Q25 3Q25 4Q25 1Q26 2Q26 Write-offtotaledR$7,009millionin2Q26,increasing27.3%QoQanddeclining14.6%YoY.Thereviewcarriedoutin2025madewrite-offcriteriamorealignedwiththeexpectedrecoverabilityofoperations.Withtheimplementationofthemethodologythequarterstillreflectedahighervolumeofwrite-offs,explainingtheincreaseinthequarterlycomparison. Write-off Renegotiated loan portfolio 8,205 4,997 4,177 5,508 7,009 1.21% 0.73% 0.60% 0.78% 0.99% 2Q25 3Q25 4Q25 1Q26 2Q26 Write-off (R$ million) Write-off over total loan portfolio2 NPLFormationtotaledR$7,022millionin2Q26,down2.3%QoQandup3.8%YoY.TheratiobetweenNPLFormationandtheloanportfolioreached1.00%intheperiod,stablebothQoQandYoY. NPL formation (R$ million) NPL formation over total loan portfolio1 (1) NPL Formation is calculated by adding the portfolio written-off during the period to the change in the balance of the over-90-day non-performing expanded loan portfolio, over the prior quarter’s expanded loan portfolio, not considering the renegotiated portfolio. (2) Average expanded loan portfolio balance for the lasttwo quarters. Renegotiated portfolio Restructured portfolio Coverage ratio Restructured / Renegotiated portfolio R$ billion NPL Formation1 Results Accounting and managerial Results reconciliation 44.8 45.2 49.4 50.1 47.8 22.9 22.7 24.0 23.6 22.3 44.6% 45.2% 44.9% 44.6% 43.3% 51.1% 50.2% 48.6% 47.1% 46.7% Jun/25 Sep/25 Dec/25 Mar/26 Jun/26 2nd quarter 2026 Earnings Release 11 1.2% 1.4% 1.6% 1.8% 1.6% 4.0% 4.2% 4.6% 4.9% 5.1% 2.6% 2.8% 3.1% 3.3% 3.3% Jun/25 Sep/25 Dec/25 Mar/26 Jun/26 1.4% 1.4% 1.6% 1.6% 1.5% 5.2% 4.9% 5.0% 5.2% 5.3% 3.3% 3.1% 3.3% 3.4% 3.3% Jun/25 Sep/25 Dec/25 Mar/26 Jun/26 4.6% 4.7% 4.9% 4.8% 4.5% 0.2% 0.1% 0.3% 0.2% 0.2% Jun/25 Sep/25 Dec/25 Mar/26 Jun/26 The15-to-90-dayNPLratioforIndividualsended2Q26at5.3%,broadlystableonaquarterlybasis(+0.04p.p.)and0.1p.p.above2Q25.Weremaineddisciplinedinorigination,focusedonprofitability;however,weobservedsomepressureinagribusinessandinthelower-incomecardsegment. ForCorporateandSMEs,theratioendedtheperiodat1.5%,down0.1p.p.QoQandremainingbroadlystableonanannualbasis(+0.04p.p.). AmongSMEs,theratiodeclined0.3p.p.QoQand0.1p.p.YoY,reaching4.5%attheendof2Q26. InCorporate,theratioremainedstablebothonaquarterlyandannualbasis,standingat0.2%intheperiod. The15-to-90-dayNPLratioclosedthequarterat3.3%,aslightdeclineof0.04p.p.QoQandstabilityYoY,despiteamorechallengingmacroeconomicenvironment.Thisperformancereflectsgreaterselectivityinoriginationandactiveportfoliomanagement. 15-to-90-dayNPLratio Total Individuals Corporate and SMEs Corporate SMEs 4.1% 4.8% 5.5% 6.0% 5.3% 0.1% 0.2% 0.1% 0.2% 0.2% Jun/25 Sep/25 Dec/25 Mar/26 Jun/26 Theover-90-dayNPLratioreached3.3%in2Q26,stableonaquarterlybasisandup0.7p.p.YoY.Bothmovementswerealsoinfluencedbythehighervolumeofwrite-offsassociatedwiththeimplementationofrevisedrecoverabilitycriteriainRetailportfolios. InIndividuals,theover-90-dayNPLratioincreased0.2p.p.QoQand1.1p.p.YoY.Inbothperiods,therewasanincreaseinthelower-incomeandagribusinesssegments,amidaneconomicenvironmentthatremainschallengingandhighlevelsofindebtedness. InCorporateandSMEs,theratiodeclined0.2p.p.QoQandincreased0.4p.p.YoY.InSMEs,theratiodeclined0.7p.p.QoQto5.3%,partiallyinfluencedbythehighervolumeofwrite-offsresultingfromtheimplementationofrevisedrecoverabilitycriteria.Onanannualbasis,weobservedanincreaseof1.1p.p.,drivenbypressureinthesmallercompaniessegment. InCorporate,theratioremainedat0.2%,broadlystable,down0.1p.p.QoQandup0.1p.p.YoY. Over-90-dayNPLratio Asset quality Asof1Q26,delinquencyindicatorsbegantobereportedinlinewiththeexpandedportfolioconcept,whichincludessecuritiesandguaranteesinadditiontotheloanportfolio.Wehaveadjusted2025tothesamemethodologyinordertohaveacomparablebasis. Results Accounting and managerial Results reconciliation Total Individuals Corporate and SMEs Corporate SMEs 2nd quarter 2026 Earnings Release 12 3,033 3,005 3,044 3,050 2,995 2,561 2,575 2,743 2,694 2,711 819 843 846 888 872 6,412 6,423 6,633 6,633 6,578 2Q25 3Q25 4Q25 1Q26 2Q26 Personnel Expenses Administrative Expenses Depreciation and Amortization General expenses totaled R$ 6,578 million in 2Q26, down 0.8% in three months, reflecting continued discipline in expense management, with improvement in the personnel expenses line (-1.8%), in line with our efficiency agenda . In the annual comparison, total expenses increased 2.6%, significantly below inflation observed during the period. Efficiencies from footprint and workforce optimization partially offset higher technology investments . The efficiency ratio reached 39.3% in 2Q26, up 1.5 p.p. QoQ and 2.4 p.p. YoY, due to a more pressured revenue base in the period. We remain committed to efficient cost management and the intensive use of technology to simplify processes and maximize productivity . R$ million 36.8% 37.5% 38.8% 37.7% 39.3% 2Q25 3Q25 4Q25 1Q26 2Q26 (1) Excludes 100% of goodwill amortization expenses of R$ 56 million in 2Q26, R$ 63 million in 1Q26 and R$ 66 million in 2Q25 . (2) Includes profit sharing. General expenses Efficiency ratio R$ million Expenses Results Accounting and managerial Results reconciliation 2Q26 1Q26 2Q26 x 1Q26 2Q25 2Q26 x 2Q25 Outsourced services, transports, security and financial system Services (926) (912) 1.5% (941) -1.6% Advertising, promotions and publicity (137) (123) 11.9% (136) 1.2% Data processing (1,022) (1,036) -1.3% (829) 23.3% Communications (60) (58) 3.6% (62) -3.8% Rentals (100) (108) -7.2% (150) -33.4% Maintenance and conservation of assets (62) (61) 1.8% (72) -14.1% Water, electricity and gas (38) (36) 6.7% (44) -13.5% Material (25) (21) 18.4% (19) 31.0% Other (341) (340) 0.2% (308) 10.7% Subtotal (2,711) (2,694) 0.6% (2,561) 5.9% Depreciation and amortization 1 (872) (888) -1.8% (819) 6.6% Total administrative expenses (3,583) (3,583) 0.0% (3,379) 6.0% Compensation 2 (1,993) (2,050) -2.8% (2,088) -4.5% Charges (557) (564) -1.2% (484) 15.2% Benefits (428) (420) 1.9% (449) -4.5% Training (16) (16) 4.6% (12) 35.0% Other (0) 0 n.a. (1) -99.5% Total personnel expenses 2 (2,995) (3,050) -1.8% (3,033) -1.2% Administrative + personnel expenses (excludes depreciation and amortization) (5,706) (5,744) -0.7% (5,594) 2.0% Total general expenses (6,578) (6,633) -0.8% (6,412) 2.6% Employees 47,327 49,107 (1,780) 53,918 (6,591) Stores and points of sale 1,589 1,622 (33) 1,946 (357) 2nd quarter 2026 Earnings Release 13 Total assets and liabilities reached R$ 1,286 billion in June 2026 , stable over three months (-0.1%) and up 5.0% compared to the same period of the previous year. Stockholders’ equity reached R$ 98,210 million in the period, increasing 0.7% over three months and 6.2% over twelve months. Other operating income and expenses totaled an expense of R$ 2,534 million in 2Q26, up 10.2% QoQ, mainly due to higher card-related expenses, given higher activity in the product, and provisions for contingencies . The expense increased 31.4% YoY, driven by higher card-related expenses, operational provisions and lower contribution from monetary adjustment . Balance sheet R$ million Other operating income and expenses R$ million Results Accounting and managerial Results reconciliation 2Q26 1Q26 2Q26 x 1Q26 2Q25 2Q26 x 2Q25 Results from credit cards (564) (474) 19.1% (450) 25.5% Provisions for contingencies (1,199) (1,126) 6.5% (1,087) 10.4% Other (770) (700) 10.1% (392) 96.6% Other operating income (expenses) (2,534) (2,300) 10.2% (1,928) 31.4% Jun/26 Mar/26 Jun/26 x Mar/26 Jun/25 Jun/26 x Jun/25 Current assets and long-term assets 1,269,993 1,271,403 -0.1% 1,208,920 5.1% Cash and cash equivalents 8,092 9,945 -18.6% 8,626 -6.2% Financial assets measured at fair value through profit or loss 240,898 271,624 -11.3% 231,133 4.2% Financial assets measured at fair value through others comprehensive income 60,393 56,821 6.3% 70,365 -14.2% Interbank investments measured at amortized cost 67,173 47,742 40.7% 41,919 60.2% Securities financial instruments measured at amortized cost 129,525 129,048 0.4% 120,590 7.4% Lending operations 417,312 417,095 0.1% 408,832 2.1% Other assets measured at amortized cost, other assets and tax assets 346,599 339,127 2.2% 327,455 5.8% Permanent assets 15,994 15,392 3.9% 15,394 3.9% Temporary assets 2,706 2,822 -4.1% 2,954 -8.4% Fixed assets 5,125 4,360 17.5% 4,695 9.2% Intangibles 8,163 8,210 -0.6% 7,745 5.4% Total assets 1,285,987 1,286,795 -0.1% 1,224,314 5.0% Current liabilities and long-term liabilities 1,185,104 1,186,580 -0.1% 1,129,971 4.9% Financial liabilities at fair value through profit or loss 22,386 52,845 -57.6% 32,860 -31.9% Deposits 504,489 489,868 3.0% 487,545 3.5% Money market funding 166,838 163,357 2.1% 157,460 6.0% Borrowings 115,615 111,738 3.5% 111,809 3.4% Domestic onlendings - official institutions 9,712 9,913 -2.0% 8,513 14.1% Funds from acceptance and issuance of securities 190,876 189,799 0.6% 171,626 11.2% Other financial liabilities measured at amortized cost, other liabilities and tax liabilities 175,187 169,061 3.6% 160,158 9.4% Minority interest 2,672 2,692 -0.7% 1,883 41.9% Equity 98,210 97,523 0.7% 92,459 6.2% Total liabilities 1,285,987 1,286,795 -0.1% 1,224,314 5.0% 2nd quarter 2026 Earnings Release 14 The expanded loan portfolio reached R$ 714 ,769 million in June 2026 , up 1.3% QoQ. Performance was driven by growth in (i) Consumer Finance (+5.6%); (ii) Large Companies (+1.4%), especially receivables anticipation, guarantees and private securities ; and (iii) SMEs (+2.4%), especially in working capital . In Individuals, reductions in payroll loans and personal loans/other, aligned with our strategy of reducing exposure to the mass -market segment, were partially offset by increases in cards and mortgages, with the high -income segment standing out. Excluding the FX variation effect, the total portfolio would have grown 1.4%. In the annual comparison, the loan portfolio increased 5.8%, reflecting good performance in Consumer Finance (+15.3%), followed by SMEs (+11.5%) and Large Companies (+6.8%). In Individuals, cards and mortgages stood out. Excluding the FX variation effect, the total portfolio would have increased 6.3%. (1) Including mortgage receivables certificates - "CRI", agricultural receivables certificates - "CRA", credit rights investmen t funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, promissory notes, commercial papers, eurobonds and floating rates notes. Results Accounting and managerial Results reconciliation Jun/26 Mar/26 Jun/26 x Mar/26 Jun/25 Jun/26 x Jun/25 Individuals 263,424 265,261 -0.7% 263,651 -0.1% Consumer finance 100,766 95,442 5.6% 87,403 15.3% SMEs 95,957 93,704 2.4% 86,056 11.5% Corporate 254,623 251,176 1.4% 238,413 6.8% Total 714,769 705,582 1.3% 675,523 5.8% Expanded loan portfolio R$ million Jun/26 Mar/26 Jun/26 x Mar/26 Jun/25 Jun/26 x Jun/25 Individuals 263,424 265,261 -0.7% 263,651 -0.1% Leasing / auto loan 5,075 6,002 -15.4% 7,932 -36.0% Credit card 65,198 63,359 2.9% 57,707 13.0% Payroll loans 56,131 58,046 -3.3% 65,790 -14.7% Mortgages 77,214 75,318 2.5% 69,838 10.6% Agricultural loans 8,377 9,089 -7.8% 9,886 -15.3% Personal loans / other 34,293 37,201 -7.8% 37,507 -8.6% Private securities 1 16,429 15,574 5.5% 14,469 13.5% Guarantees 708 671 5.5% 522 35.7% Consumer finance 100,766 95,442 5.6% 87,403 15.3% Individuals 84,115 80,701 4.2% 72,854 15.5% Companies 16,650 14,740 13.0% 14,549 14.4% Corporate and SMEs 350,580 344,880 1.7% 324,469 8.0% Leasing / auto loan 2,695 2,851 -5.5% 3,372 -20.1% Mortgages 4,444 4,279 3.9% 3,981 11.6% Trade finance 91,704 92,133 -0.5% 89,992 1.9% On-lending 8,868 8,896 -0.3% 7,231 22.6% Agricultural loans 10,630 11,081 -4.1% 12,541 -15.2% Working capital / others 98,708 95,590 3.3% 86,316 14.4% Private securities 1 62,259 60,238 3.4% 54,904 13.4% Guarantees 71,271 69,812 2.1% 66,132 7.8% Expanded loan portfolio 714,769 705,582 1.3% 675,523 5.8% Expanded loan portfolio by product R$ million 2nd quarter 2026 Earnings Release 15 TheindividualsloanportfoliototaledR$ 263,424millioninJune2026 ,down0.7%QoQ,mainlyexplainedbythedeclineinthemass-marketsegment,especiallyinpayrollloansandpersonalloans/other.YoY,itwasstable(-0.1%). ThecreditcardportfolioreachedR$65,198million,growingbothQoQ(+2.9%)andYoY(+13.0%),reinforcingourfocusontransactionality. Themortgageportfoliostoodout,growing2.5%QoQand10.6%YoY,withoriginationincreasing18%QoQand9%YoY,respectively. PayrollloanstotaledR$56,131million,down3.3%overthreemonthsand14.7%overtwelvemonths,mainlyduetothereductioninINSSpayrollloans,inlinewithourfocusonhigher-returnproducts. Thebalanceofpersonalloans/other,includingrenegotiatedoperations,declined7.8%QoQand8.6%YoY,totalingR$34,293millionintheperiod,mainlyinthemass-marketsegment,reflectingagreaterfocusontransactionalityandmaterialreductioninexposuretothesegment. Individuals expanded loan portfolio mix Individualsloanportfolio (1) Data-base: May/26. TheconsumerfinanceportfoliototaledR$100,766million,mostlycomprisingvehicleoperations,up5.6%QoQand15.3%YoY. ThetotalIndividualsvehicleportfolio,whichincludesbothoperationscarriedoutbyConsumerFinanceandthebank’sdistributionchannels,reachedR$83,819millioninJune2026,growing1.8%QoQand8.9%overtwelvemonths. PortfolioLTVreached57.3%asofJune2026,down0.8p.p.QoQand0.7p.p.YoY,reflectingourdisciplinedapproachtoportfoliomanagementandquality. Consumer finance portfolio mix R$ million Consumerfinance Auto loan origination Portfolio LTV (Jun/26): R$ million Ourcompetitiveadvantageremainsanchoredincreditexpertise,withConsumerFinanceasoneofthemainhighlightsofthispillar.Inthesegment,cross-sellinitiativesandthestrengtheningofstrategicpartnershipswith6ofthecountry’s10largestautomakerscontinuetoadvance,contributingtoconsistentportfolioexpansionandmaintainingleadershipintheIndividualsvehicleportfolio,with20%marketshare¹.Itisalsoworthhighlightingtheincreaseinourshareofnewandelectricvehicles,reinforcingourincreasinglyqualifiedoffering. 57.3% Results Accounting and managerial Results reconciliation 25.0% 21.9% 21.3% 26.5% 28.4% 29.3% 21.9% 23.9% 24.8% 14.2% 14.0% 13.0% 5.7% 6.1% 6.5% 3.7% 3.4% 3.2% 3.0% 2.3% 1.9% Jun/25 Mar/26 Jun/26 Leasing/ Auto Loan Agribusiness Securities and guarantees Personal Loan/ Other Credit Card Mortgages Payroll Loans 88% 88% 86% 12% 12% 14% 87,403 95,442 100,766 Jun/25 Mar/26 Jun/26 Vehicles Goods & Services 12,151 13,089 13,191 2Q25 1Q26 2Q26 2nd quarter 2026 Earnings Release 16 Expanded corporate and SMEs loan portfolio mix by segment R$ million Expanded corporate and SMEs loan portfolio mix by instrument The expanded corporate & SMEs loan portfolio totaled R$ 350 ,580 million, up 1.7% in three months and 8.0% over twelve months. In June 2026 , guarantees and private securities represented 38.1% of the expanded Companies portfolio (+0.4 p.p. QoQ and +0.8 p.p. YoY). The expanded corporate loan portfolio totaled R$ 254 ,623 million, up 1.4% QoQ, driven by increases in the loan portfolio (+0.6%), securities (+1.9%) and guarantees (+2.5%). Yearly, the portfolio increased 6.8%, mainly due to the performance of receivables anticipation in the other line, in addition to growth in private securities and guarantees, which increased 12.1% and 7.7%, respectively . Excluding the FX variation effect, the expanded corporate portfolio would have increased 1.6% QoQ and 8.1% YoY. The expanded SMEs portfolio totaled R$ 95,957 million, up 2.4% QoQ and 11.5% YoY, reflecting the evolution of the offering to the segment and the focus on strengthening the primary relationship . 38.1% 61.9% Private Securities and guarantees Loan portfolio In Jun/26, only 17.5% of our credit exposure was concentrated in the 100 largest borrowers . (1) Including: the credit installments pending disbursement to construction companies/real estate developers, holdings in deb entures, promissory notes, and mortgage receivables certificates (CRI). Results Accounting and managerial Results reconciliation 73% 73% 73% 27% 27% 27% 324,469 344,880 350,580 - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 0% 20% 40% 60% 80% 100% 120% 140% Jun/25 Mar/26 Jun/26 Corporate SMEs Exposure Biggest debtor 5,943 10 biggest debtors 35,031 20 biggest debtors 54,764 50 biggest debtors 91,910 100 biggest debtors 126,304 Exposure / Loan portfolio 0.8% 4.8% 7.6% 12.7% 17.5% Corporate and SMEs loans Loan concentr1ation R$ million – Jun/26 2nd quarter 2026 Earnings Release 17 Funding from clients totaled R$ 688 ,514 million in June 2026 , up 3.7% QoQ, mainly explained by increases in: (i) demand deposits, driven by higher foreign -currency transactional balances, mainly from Large Corporate clients ; (ii) repos, reflecting the capture of higher cash volumes from clients ; and (iii) financial bills, as we took advantage of greater market liquidity to step up issuances of these instruments . On an annual basis, funding from clients grew 6.9%, mainly driven by time deposits, financial bills and LCI. We have focused on optimizing our funding mix, with a higher share of Individuals, reducing the Bank’s funding cost while maintaining optimized liquidity indicators . Currently, the Individuals segment accounts for 51% of total funding, stable over three months and up 4 p.p. over twelve months. It is worth highlighting the Select segment, where funding grew 30% in two years. (1) Backed by debentures. (2) Includes notes secured by real estate and COE. (3) According to ANBIMA criteria. (4) Disregardi ng guarantees. Considering private securities. Funding R$ million Results Accounting and managerial Results reconciliation Jun/26 Mar/26 Jun/26 x Mar/26 Jun/25 Jun/26 x Jun/25 Demand deposits 38,743 27,462 41.1% 49,068 -21.0% Saving deposits 51,234 51,373 -0.3% 53,884 -4.9% Time deposits 406,226 404,836 0.3% 377,344 7.7% Repo products1 22,549 14,189 58.9% 10,441 n.a. Mortgage (LCI) and agribusiness (LCA) credit notes 90,482 90,974 -0.5% 81,337 11.2% Financial bills and others 2 79,280 75,015 5.7% 71,753 10.5% Funding from clients (A) 688,514 663,850 3.7% 643,827 6.9% (-) Reserve Requirements (90,532) (92,023) -1.6% (95,654) -5.4% Funding net of reserve requirements 597,982 571,827 4.6% 548,172 9.1% Borrowing and onlendings 10,575 10,530 0.4% 8,930 18.4% Subordinated debts 31,862 29,551 7.8% 24,532 29.9% Offshore funding 131,123 131,402 -0.2% 128,741 1.8% Total funding (B) 771,542 743,309 3.8% 710,376 8.6% Assets under management 3 444,474 442,409 0.5% 447,572 -0.7% Total funding and asset under management 1,216,016 1,185,718 2.6% 1,157,947 5.0% Total credit from clients 4 (C) 642,790 635,099 1.2% 608,869 5.6% C/B (%) 83.3% 85.4% -2.1 p.p. 85.7% -2.4 p.p. C/A (%) 93.4% 95.7% -2.3 p.p. 94.6% -1.2 p.p. 2nd quarter 2026 Earnings Release 18 The BIS ratio reached 15.3%, up 0.2 p.p. QoQ, reflecting growth in regulatory capital above the growth in risk - weighted assets (RWA). Compared to the same period of the previous year, the ratio increased 0.3 p.p., explained by the 9.7% growth in regulatory capital . The CET1 ratio reached 11.2%, down 0.1 p.p. QoQ and 0.4 p.p. over twelve months. Capital R$ million Results Accounting and managerial Results reconciliation Jun/26 Mar/26 Jun/26 x Mar/26 Jun/25 Jun/26 x Jun/25 Tier I capital 94,594 93,734 0.9% 91,444 3.4% CET1 86,475 85,918 0.6% 83,365 3.7% Additional tier I 8,120 7,816 3.9% 8,079 0.5% Tier II capital 24,103 22,045 9.3% 16,714 44.2% Adjusted capital (tier I and II) 118,698 115,779 2.5% 108,158 9.7% Risk weighted assets (RWA) 773,911 764,131 1.3% 719,991 7.5% Credit risk capital requirement 640,241 627,072 2.1% 600,228 6.7% Market risk capital requirement 40,838 44,227 -7.7% 46,615 -12.4% Operational risk capital requirement 92,832 92,832 0.0% 73,148 26.9% Basel ratio 15.3% 15.2% 0.2 p.p. 15.0% 0.3 p.p. Tier I (%) 12.2% 12.3% 0.0 p.p. 12.7% -0.5 p.p. CET1 (%) 11.2% 11.2% -0.1 p.p. 11.6% -0.4 p.p. Additional tier I (%) 1.0% 1.0% 0.0 p.p. 1.1% -0.1 p.p. Tier II (%) 3.1% 2.9% 0.2 p.p. 2.3% 0.8 p.p. 2nd quarter 2026 Earnings Release 19 For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below. (1) Currency Hedge: under Brazilian tax rules, gains (losses) on foreign currency investments derived from exchange rate fluctuations are not taxable (deductible) for PIS/COFINS purposes . This tax treatment results in exchange rate exposure to taxes. A currency hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from overseas investments (branches and subsidiaries) ; (2) Net Interest Income and Allowance for Loan Losses : reclassification referring to credit recovery. (3) Net Interest Income and Allowance for Loan Losses : reclassification referring to discounts granted . Other Operating Income and Expenses and Allowance for Loan Losses : reclassification referring to the provision of guarantees provided; (4) Amortization of Goodwill : reversal of goodwill amortization expense; (5) Other events: Reclassifications from Other Operating Income/Expenses to Net Interest Income, Fees, and General Expenses .. Net Interest Income and Allowance for Loan Losses : reclassification referring to asset valuation adjustments . Reconciliation of accounting and managerial results Resultados Reconciliação dos resultados contábil e gerencial Accounting and managerial Results reconciliation Results 2nd quarter 2026 Earnings Release 20 2Q26 Reclassifications 2Q26 2Q26 R$ million Accounting Exchange Hedge1 Credit Recovery2 Discounts Granted3 Amort. of goodwill4 Profit Sharing FX Effects (net) Other events5 Recurring Managerial Non-recurring items Managerial Net Interest Income 13,405 (23) (608) 1,156 - - 1,238 173 15,341 15,341 Result from Loan Losses (6,759) - 607 (1,194) - - - (308) (7,654) (7,654) FX Effects (net) 1,238 - - - - - (1,238) - - - Net Interest Income After Loan Losses 7,884 (23) (1) (38) - - - (135) 7,687 7,687 Fees 5,654 - - - - - - (320) 5,334 5,334 General Expenses (5,855) - - - 56 (714) - (65) (6,578) (6,578) Personnel Expenses (2,334) - - - - (714) - 53 (2,995) (2,995) Administrative Expenses (3,521) - - - 56 - - (118) (3,583) (3,583) Tax Expenses (1,476) 23 - - - - - - (1,453) (1,453) Investments in Affiliates and Subsidiaries 70 - - - - - - - 70 70 Other Operating Income/Expenses (3,622) - 1 38 - - - 1,049 (2,534) (528) (3,063) Operating Income 2,655 - - - 56 (714) - 528 2,525 (528) 1,997 Non Operating Income 12 - - - - - - - 12 12 Net Profit Before Tax 2,667 - - - 56 (714) - 528 2,537 (528) 2,009 Income Tax and Social Contribution 822 - - - - - - (238) 584 238 822 Profit Sharing (714) - - - - 714 - - - - Minority Interest (107) - - - - - - - (107) (107) Net Profit 2,667 - - - 56 - - 291 3,014 (291) 2,723

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer